UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1

First Community Financial Corporation

(Name of Issuer)

Common Stock, Par Value $5.00 per share

(Title of Class of Securities)

319836102 (Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP NO. 319836102	Page 2 of 7 Pages

1.	Names of Reporting Persons: IRS Identification Nos. of Above Persons (entities only): JMD Partners L.P. 33-0684707
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 142,304 6. Shared Voting Power 7. Sole Dispositive Power 142,304 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,304
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 319836102	Page 3 of 7 Pages

1.	Names of Reporting Persons: IRS Identification Nos. of Above Persons (entities only): Jane Doty Ferrier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 142,304 6. Shared Voting Power 7. Sole Dispositive Power 142,304 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,304
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.2%
12.	Type of Reporting Person (See Instructions) IN

Page 4 of 7 Pages

Item 1(a)	Name of Issuer: First Community Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices:

Two North Main Street Mifflintown, PA 17059

Item 2(a)	Name of Person Filing:

I. JMD Partners L.P., a California limited partnership

II.     Jane Doty Ferrier, in her capacity as Trustee of the Ferrier Family Trust, Trust 2 (fbo Jane Doty Ferrier), which is the general partner of JMD Partners L.P., has sole voting power with respect to the shares held of record by JMD Partners L.P. Additionally, as the holder of a 0.58% general partnership interest and a 89.31% limited partnership interest in JMD Partners L.P., Ms. Ferrier has sole dispositive power with respect to the shares held of record by JMD Partners, L.P. Therefore, Ms. Ferrier may be deemed to be a beneficial owner of such shares.

(b)	Address of Principal Business Office, or if None, Residence:

I. JMD Partners, L.P., 3190 Galloway Drive, San Diego, CA 92122

II. Jane Doty Ferrier, 3190 Galloway Drive, San Diego, CA 92122

(c)	Citizenship:

I. JMD Partners L.P. is a family limited partnership organized under the laws of the State of California, United States

II. Jane Doty Ferrier is a resident and citizen of California, United States

Page 5 of 7 Pages

(d)	Title of Class of Securities:

Common Stock, $5.00 Par Value

(e)	CUSIP Number: 319836102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An Investment Advisor in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A Parent Holding Company or Control Person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

I. JMD Partners, L.P.

	(a)	Amount beneficially owned:

142,304

Page 6 of 7 Pages

	(b)	Percent of class:

10.2%

	(c)	Number of shares as to which person has

		(i)	Sole power to vote or to direct the vote: 142,304

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of shares: 142,304

		(iv)	Shared power to dispose or to direct the disposition of shares: 0

II. Jane Doty Ferrier

	(a)	Amount beneficially owned:

142,304 shares, consisting solely of shares held of record by JMD Partners, L.P., as to which Jane Doty Ferrier, as Trustee of the Ferrier Family Trust, Trust 2 (fbo Jane Doty Ferrier), which is the general partner of JMD Partners, L.P., has sole voting power and, as the holder of a 0.58% general partnership interest and a 89.31% limited partnership interest in JMD Partners, L.P., sole dispositive power.

	(b)	Percent of class:

10.2%

	(c)	Number of shares as to which person has

		(i)	Sole power to vote or to direct the vote: 142,304

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of shares: 142,304

		(iv)	Shared power to dispose or to direct the disposition of shares: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Page 7 of 7 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JMD Partners, L.P., a California limited partnership

February 4, 2005	By:	/s/ JANE DOTY FERRIER
Date		Jane Doty Ferrier,
Trustee of the Ferrier Family Trust, Trust 2 (fbo Jane Doty Ferrier), General Partner

February 4, 2005	By:	/s/ JANE DOTY FERRIER
Date		Jane Doty Ferrier, Individually

Exhibit A

Agreement to File Joint SEC Schedule 13G

Pursuant to Rule 13d-1(k) of the general Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, the undersigned agree that the statement to which this exhibit is attached is filed jointly on behalf of each of them in their capacities set forth below.

Dated: February 4, 2005	/s/ JANE DOTY FERRIER
JMD PARTNERS, L.P., a California limited partnership, by JANE DOTY FERRIER, Trustee of the Ferrier Family Trust, Trust 2 (fbo Jane Doty Ferrier), General Partner

Dated: February 4, 2005	/s/ JANE DOTY FERRIER
Jane Doty Ferrier